Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main202.618.5000 Fax202.217.2554 Main212.407.4000 Fax212.407.4990

November 20, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Registration Statement on Form F-1

Filed October 4, 2024

File No. 333-282504

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated October 17, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”).  Contemporaneously, we are filing the Amendment No. 1 to Registration Statement on Form F-1 via Edgar (the “F-1/A”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the F-1/A, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1

Index to Financial Statements, page F-1

1.Please revise to include the interim financial statements as required by Item 8.A.5 of Form 20–F or tell us why it is not required.

Response: In response to the Staff’s comments, the Company has included the interim financial statements in the F-1/A.

Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

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United States Securities and Exchange Commission November 20, 2024 Page 2

Report of Independent Registered Public Accounting Firm, page F-2

2.Please amend your registration statement to have your auditor remove the language in the third paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard 3101.

Response: In response to the Staff’s comments, the auditor has updated the Report of Independent Registered Public Accounting Firm on page F-23.

General

3.Please file as an exhibit to your registration statement your amended and restated memorandum and articles of association that were adopted on September 24, 2024.

Response: In response to the Staff’s comments, the Company has filed amended and restated memorandum and articles of association that were adopted on September 24, 2024 as an exhibit to the F-1/A.

4.Please revise to provide the information required by Item 701 of Regulation S-K. In that regard, we note that the Share Subscription was effectuated on September 24, 2024.

Response: In response to the Staff’s comments, the Company has added the disclosure on page II-2 of the F-1/A.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc: Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

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